June 27, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Allied Security Holdings LLC Form 10-Q for Fiscal Quarter Ended March 31, 2006 Filed May 15, 2006 SEC File No. 333-119127

Dear Mr. Spirgel:

This letter sets forth the response of Allied Security Holdings LLC (‘‘Allied Security’’, or the ‘‘Company’’) to your June 13, 2006 letter concerning Allied Security’s Form 10-Q for the fiscal quarter ended March 31, 2006, (the ‘‘Form 10-Q’’).

Your letter posed the following question:

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 3 — Goodwill and Other Intangible Assets, page 7

We note that you adjusted goodwill during the three months ended March 31, 2006, as well as in the years ended December 31, 2005 and 2004, relating to the Mafco acquisition. Tell us the nature of these adjustments and where you recorded the offset. In addition, tell us your basis in the accounting literature for recording these adjustments to the purchase price allocation, in light of the fact that the acquisition was consummated in February 2003.

Response:

The inquiry set forth in your June 13, 2006 letter relates to the adjustments to the goodwill recorded relating to the acquisition of Allied Security by an affiliate of MacAndrews & Forbes Holdings Inc. (‘‘Mafco’’) in February 2003 (the ‘‘Acquisition’’). The adjustments to goodwill for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 (as shown in Allied Security’s Form 10-K for the fiscal year ended December 31, 2005 the ‘‘Form 10-K’’), relate to pre-Acquisition contingencies for income tax uncertainties arising from predecessor companies, which were taxed under Subchapter C of the Internal Revenue Code. The predecessor companies had established tax reserves for uncertainties relating to tax returns for periods prior to the Acquisition. As part of purchase accounting the Company evaluated these tax reserves at the time of the Acquisition and determined that the tax reserves should remain with the successor company, Allied Security, following the Acquisition. Each year following the Acquisition, the Company has reviewed the tax reserves, and recorded adjustments to the reserves that were deemed necessary. The primary triggering event resulting in the change of the reserve was the expiration of the statute of limitations on the predecessor entity’s tax years. These tax reserve adjustments of $1,650,000, $1,050,000 and $3,187,000 for the three months ended March 31, 2006, and the years ended December 31, 2005 and 2004, respectively, were recorded as reductions to the related contingent tax liability that existed at the date of the Acquisition with a corresponding reduction in the goodwill that was recorded in conjunction with the Acquisition.

In Emerging Issues Task Force (‘‘EITF’’) 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination,the EITF reached a consensus that all income tax uncertainties that exist at the time of or arise in connection with a purchase business combination should be accounted for pursuant to Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109, Accounting for Income Taxes, rather than SFAS No. 38, Accounting for Pre-Acquisition Contingencies of Purchased Enterprises. Further, the EITF reached a consensus that the guidance contained in question 17 of the Special Report on SFAS No.109 should be applied to changes in estimates and final settlements of all income tax uncertainties that predate or result from a purchase business combination with the exception of uncertainties related to the valuation allowance of a deferred tax asset. The EITF goes on to state that, ‘‘similarly, at the date of a

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
June 27, 2006

change in management’s best estimate of items relating to the acquired entity’s prior tax returns, and at the date that the items are settled with the tax authority, any liability previously recognized should be adjusted. The effect of those adjustments should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.’’ SFAS No. 141, Business Combinations, which supersedes SFAS No. 38, was issued in 2001. The EITF states that the, ‘‘guidance on pre-acquisition contingencies from SFAS No. 38 was incorporated into paragraph 40 of SFAS No. 141 without reconsideration and is still applicable as discussed above.’’

Based on this guidance, the Company determined that the tax reserves related to the predecessor companies were pre-Acquisition contingencies that should not be accounted for under SFAS No. 141, Business Combinations, but rather should be accounted for under SFAS No. 109 as a reduction to goodwill, which the Company has done and reflected in the Form 10-Q and Form 10-K. In future filings, the Company will include the following disclosure to clarify adjustments to goodwill arising from adjustments to pre-Acquisition income tax reserves:

Adjustments to goodwill relate to pre-Acquisition contingent tax liabilities that existed at the date of the Acquisition. These contingent tax liabilities relate to predecessor companies Effective Holdings Inc. and subsidiaries and AS Acquisition Inc. and subsidiaries which were taxed under Subchapter C of the Internal Revenue Code. These predecessor companies had tax reserves relating to uncertainties about tax returns for periods prior to the Acquisition. Each year following the Acquisition, the Company reviewed such tax reserves and recorded adjustments to goodwill as deemed necessary. The primary triggering event resulting in the change of estimate of the reserve was the expiration of the statute of limitations on the successor entity’s tax years.

Please do not hesitate to contact the undersigned if you have any comments or questions.

Very truly yours,
/s/ William A. Torzolini
William A. Torzolini